# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Infinera Corp, CIK 0001138639
CUSIP: 45667G103
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 6373 SAN IGNACIO AVENUE, SAN JOSE, California (CA), 95119
Date of event which requires filing of this statement: 02/28/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-005715
Filed by CIK 0000923093

## Reporting persons
- Tudor Investment Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The Reporting Persons are voluntarily exiting the reporting system prior to triggering a filing obligation.
- Paul T. Jones II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The Reporting Persons are voluntarily exiting the reporting system prior to triggering a filing obligation.

## Item 1. Issuer
Name of issuer: Infinera Corp
Address of issuer's principal executive offices: 6373 San Ignacio Avenue, San Jose, CA 95119

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

Tudor Investment Corporation, a Delaware corporation ("Tudor"), which serves as investment manager to certain funds (the "Tudor Funds"), with respect to the shares of common stock, par value $0.001 per share ("Common Stock") that were directly held by the Tudor Funds; and

Paul T. Jones II ("Mr. Jones"), the Chief Investment Officer and indirect control person of Tudor, with respect to the shares of Common Stock that were directly held by the Tudor Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 200 Elm Street, Stamford, CT 06901.
Citizenship: Tudor is a corporation organized under the laws of the State of Delaware. Mr. Jones is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 0
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tudor Investment Corporation: /s/ Bronwyn Eckhardt, Bronwyn Eckhardt, Chief Compliance Officer (03/05/2025)
- Paul T. Jones II: /s/ Paul T. Jones II, Paul T. Jones II, Individually (03/05/2025)